July 23, 2025

Kai Cheong Wong
Chief Executive Officer
AsiaFIN Holdings Corp.
Suite 30.02, 30th Floor, Menara KH (Promet)
Jalan Sultan Ismail
50250 Kuala Lumpur, Malaysia

       Re: AsiaFIN Holdings Corp.
           Form 10-K for Fiscal Year Ended December 31, 2024
           Item 2.02 Form 8-K filed June 3, 2025
           Response dated July 9, 2025
           File No. 000-56421
Dear Kai Cheong Wong:

       We have reviewed your July 9, 2025 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our June 30,
2025 letter.

Item 2.02 Form 8-K filed June 3, 2025
Exhibit 99.1

1. We read your response to prior comment 2. Please confirm that you will include directly in future Item 2.02 Forms 8-K all of the disclosures required by Item
       10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented, regardless of whether a non-GAAP measure is also presented in a Form 10-K or Form 10-Q. Refer to Instruction 2 to Item 2.02 of Form 8-K and Question 102.10(a) of the Non-GAAP
       Financial Measures Compliance and Disclosure Interpretations.
 July 23, 2025
Page 2

       Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services